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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 41080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haas Financial Products Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
29600 Northwestern Hwy #114
(No. and Street)

Southfield MI 48034-1016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Davis 248-213-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tassoni & Associates PC
(Name – *if individual, state last, first, middle name*)

30150 Telegraph Rd #371 Bingham Farms MI 48025-5709
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haas Financial Products Inc, as of February 16, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI R. KALLGREN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Nov. 3, 2010
Acting in the County of Oakland

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAAS FINANCIAL PRODUCTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

HAAS FINANCIAL PRODUCTS, INC.

TABLE OF CONTENTS

	Page Number
Independent Auditor's Report	1
Financial Statements:	
Balance Sheet	2
Statement of Changes in Stockholders' Equity	3
Statement of Income	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Material:	
Independent Auditors Report on Supplemental Information	8
Statement of Computation of Minimum Capital Requirements	9
Report on Internal Control	10-11

CERTIFIED PUBLIC ACCOUNTANTS
30150 TELEGRAPH ROAD • SUITE 371
BINGHAM FARMS, MI 48025
(248) 642-0455 • FAX (248) 642-5886
Email: JDTCPA1@hotmail.com

TASSONI & ASSOCIATES, P.C.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

We have audited the accompanying balance sheet of Haas Financial Products, Inc., as of December 31, 2008, and the related statements of changes in stockholders' equity, income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haas Financial Products, Inc., as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Tassoni & Associates, P.C.
Certified Public Accountants

January 27, 2009

HAAS FINANCIAL PRODUCTS, INC.

BALANCE SHEET
December 31, 2008

ASSETS

Current Assets:		
Cash		$ 35,229
Prepaid Expense		41,907
Accrued Commissions Receivable		40,427
Total Current Assets		$ 117,563
Property and Equipment:		
Office Equipment		$ 84,395
Total Property and Equipment		$ 84,395
Less: Accumulated Depreciation		81,103
Net Property and Equipment		$ 3,292
Other Assets:		
Life Insurance-CSV		$ 20,957
Total Other Assets		$ 20,957
Total Assets		$ 141,812

LIABILITIES

Current Liabilities:		
Accounts Payable		$ 1,375
Commissions		31,668
Total Current Liabilities		$ 33,043

STOCKHOLDERS' EQUITY

Common Stock, par value $1.00		
Authorized	50,000 Shares	
Issued and Outstanding	11,000 Shares	$ 11,000
Retained Earnings		97,769
Total Stockholders' Equity		$ 108,769
Total Liabilities and Stockholders' Equity		$ 141,812

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2008	$ 11,000	$ 157,582	$ 168,582
Net Loss		(59,813)	(59,813)
Balance, December 31, 2008	$ 11,000	$ 97,769	$ 108,769

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2008

Commission Revenue	$ 1,004,119
Operating Expenses:	
Commissions	$ 885,295
Contract Services	74,000
Office Operations	36,407
Business Promotion and Travel	20,572
Computer Expense	12,566
Insurance	11,149
Printing and Postage	7,250
Office Expense	4,678
Professional Fees	4,492
Regulatory Expense	4,182
Depreciation	1,759
Education	1,690
Telephone	1,248
Other Taxes	248
Miscellaneous	136
Total Operating Expenses	$ 1,065,672
Operating Income	$ (61,553)
Other Income:	
Miscellaneous Income	$ 2,047
Interest Income	2,640
Total Other Income	$ 4,687
Federal Income Tax	$ (2,947)
Net Income	$ (59,813)

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Operating Activities Cash Flows:	
Net Loss	$ (59,813)
Add Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	$ 1,759
(Increase) Decrease in Certain Assets:	
Commissions Receivable	(6,819)
Prepaid Expenses	(8,504)
CSV Life Insurance	(912)
Increase (Decrease) in Certain Liabilities:	
Accounts Payable	(6,567)
Accrued Expenses	7,477
Total Adjustments	$ (13,566)
Net Operating Activities Cash Flows	$ (73,379)
Investing Activities Cash Flows:	
Purchases of Assets	$ (4,114)
Net Investing Activities Cash Flows	$ (4,114)
Increase in Cash	$ (77,493)
Cash, Beginning of Year	$ 112,722
Cash, End of Year	$ 35,229

Refer to Notes to Financial Statements

HAAS FINANCIAL PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note A: Accounting Policies:

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Nature of Business:

Haas Financial Products, Inc. is a registered broker-dealer of securities and a member of the National Association of Securities Dealers, Inc. (NASD).

Haas Financial Products, Inc. sells mutual funds, variable life insurance policies, variable annuities, and some direct participation programs. SEC Rule 15c3-1 details the net capital requirements the Company must meet. Haas Financial Products, Inc. has adopted the $5,000 minimum net capital requirement contained in that rule. This rule places significant restrictions on the manner in which it must handle customer funds and transact business. The Company does not collect any cash from its customers. Cash is paid by the customer directly to the issuing entity. The Company also does not hold any securities for customers or effect any financial transactions with its customers. It, therefore, conforms to the reserve exemption provision under rule 15c3-3.

Revenue Recognition:

The Company records commissions revenue when earned. Generally the earnings process is not complete until investments, placed on behalf of its customers, are accepted by the investment sponsor.

Property and Equipment:

Property and equipment are stated at cost and are being depreciated using accelerated methods for book purposes based upon their estimated useful lives.

Income Taxes:

Income taxes are provided at the applicable rates on the basis of items included in the determination of income for financial reporting purposes.

Note B: Related Party Transactions:

The Company has entered into an agreement with various stockbrokers, including Shareholders, to pay commissions for services performed as a Registered Representative of the Company. The commission rates are dependent upon the individual broker's performance. The commissions paid to the Stockholders were $224,298, or about 44% of the total commissions expense for the year ended December 31, 2008.

The Company also is provided administrative and office support services from a related entity, whose owners are stockholders. Total amounts paid under this arrangement amounted to $74,000 for the year ended December 31, 2008.

Note C: Stockholders:

Three individuals now own the Company. In 2007 an agreement was reached whereby the two minority shareholders will buy out the 50% shareholder. The agreement states that this must be accomplished by June 2012.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

Our audit of the basic financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. We have found no material differences in the audited computations of the net capital. We have found no material inadequacies to exist.

Tassoni & Associates, P.C.
Certified Public Accountants

January 27, 2009

HAAS FINANCIAL PRODUCTS, INC.

STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
For the Year Ended December 31, 2008

Total Assets	$ 141,812
Unallowable Assets	(3,292)
Unallowable Assets-Prepaids and Insurance	(62,864)
Total Liabilities	(33,043)
Adjusted Net Capital	$ 42,613
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 37,613

Reconciliation:

Net Capital per original filing	$ 30,990
Adjustment to assets: Prepaid Expenses	11,623
Adjusted net capital	$ 42,613

Refer to Independent Auditor's Report on Supplemental Information

HAAS FINANCIAL PRODUCTS, INC.

AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Haas Financial Products, Inc.
Southfield, Michigan

We have audited the financial statements of Haas Financial Products, Inc.("Company") as of and for the year ended December 31, 2008, and and have issued our report thereon dated January 27, 2009.

We conducted our audit in accordance with generally accepted auditing standards and the standards set by the Financial Industry Regulatory Authority ("FINRA"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement and about whether the Company complied with the laws and regulations, noncompliance with which would be material as to FINRA requirements.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles and that the Company is in compliance with FINRA standards. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing my audit, we obtained an understanding of the design of relevant controls and determined whether they had been placed in operation. We assessed control risk in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and on its compliance with FINRA standards and to report on internal control in accordance with the provisions necessary and not to provide any assurance on the internal control.

We performed tests of controls to evaluate the effectiveness of the design and operation of internal control structure policies and procedures that I consider relevant to preventing or detecting material noncompliance with specific requirements applicable to the Company's compliance with FINRA standards. Our procedures were less in scope than would be necessary to render an opinion on internal control structure policy and procedures. Thus, we do not express my opinion on those policies and procedures.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited or that noncompliance with laws and regulations that would be material to NASD standards may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control and its operations that I consider to be a material weakness as defined above.

Tassoni & Associates, P.C.
Certified Public Accountants

January 27, 2009

HAAS FINANCIAL PRODUCTS, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

TASSONI & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS